UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units	G16252 10 1
(Title of class of securities)	(CUSIP number)

Jeffrey A. Haar

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G16252 10 1

1.	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8.	Shared Voting Power 43,445,572 LIMITED PARTNERSHIP UNITS(1)

	9.	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10.	Shared Dispositive Power 43,445,572 LIMITED PARTNERSHIP UNITS(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,445,572 LIMITED PARTNERSHIP UNITS

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.8% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14.	Type of Reporting Person (See Instructions) CO

(1) This amount includes 48,829 and 101 limited partnership units of Brookfield Infrastructure Partners L.P. (the “Partnership”) owned by Brookfield Renewable Power Inc. and Trilon Bancorp Inc., each a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”), respectively.  This amount also includes 43,396,642 redeemable partnership units of the Partnership owned by BILP Holding L.P., an indirect wholly-owned subsidiary of Brookfield.

CUSIP No. G16252 10 1

1.	Names of Reporting Persons BAM INVESTMENTS CORP.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,218,649 LIMITED PARTNERSHIP UNITS

	8.	Shared Voting Power 0 LIMITED PARTNERSHIP UNITS

	9.	Sole Dispositive Power 2,218,649 LIMITED PARTNERSHIP UNITS

	10.	Shared Dispositive Power 0 LIMITED PARTNERSHIP UNITS

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,218,649 LIMITED PARTNERSHIP UNITS

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G16252 10 1

1.	Names of Reporting Persons PARTNERS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,295 LIMITED PARTNERSHIP UNITS

	8.	Shared Voting Power 45,664,221 LIMITED PARTNERSHIP UNITS

	9.	Sole Dispositive Power 20,295 LIMITED PARTNERSHIP UNITS

	10.	Shared Dispositive Power 45,664,221 LIMITED PARTNERSHIP UNITS

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,684,516 LIMITED PARTNERSHIP UNITS

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D/A filed on February 20, 2009 (the “Statement”) by Brookfield Asset Management Inc. (“Brookfield”), Partners Limited (“Partners”), BAM Investments Corp. (“Investments”) and Brookfield Financial Corp. relating to the limited partnership units (the “Units”) of Brookfield Infrastructure Partners L.P. (the “Partnership”), a limited partnership formed under the laws of Bermuda. The principal executive offices of the Partnership are located at Cannon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

This Amendment No. 2 amends and restates, where indicated, the Statement to update and clarify the Reporting Persons’ and the Scheduled Persons’ (as defined below) beneficial ownership of Units of the Partnership. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Statement. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 1.	Security and Issuer
The title and class of equity security to which this statement on Schedule 13D relates is the Units of the Partnership. See Explanatory Note.

Item 2.	Identity and Background

(a)                                  This Amendment No. 2 is being filed by each of the following persons (the “Reporting Persons”):

(i)                                     Brookfield, a corporation formed under the laws of the Province of Ontario;

(ii)                                  Investments, a corporation formed under the laws of the Province of Ontario that owns approximately 9.0% of Brookfield’s Class A Limited Voting Shares; and

(iii)                               Partners, a corporation formed under the laws of the Province of Ontario that owns all of Brookfield’s Class B Limited Voting Shares and approximately 50% of Investments’ common shares.

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Brookfield, Investments and Partners, respectively.

(b)                                 The principal business address of Brookfield, Investments and Partners is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

(c)                                  The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of each of Investments and Partners is that of an investment holding company.

(d)-(e)                  During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Set forth on Schedules I, II and III hereto are the citizenships of each of the directors and executive officers of each of Brookfield, Investments and Partners, respectively.
Item 3.	Source and Amount of Funds or Other Consideration

On December 8, 2010, the Partnership completed its acquisition of the ownership interests in Prime Infrastructure (“Prime”) not already held by it, resulting in the Partnership’s ownership of Prime increasing from 40% to 100% (the “Merger”).  Pursuant to the Merger, the Partnership issued approximately 50.7 million Units to former security holders of Prime, including approximately 0.9 million redeemable partnership units, as more fully described in the Partnership’s Form 20-F dated April 26, 2011, to BILP Holding L.P. (“BILP Holding”), an indirect wholly-owned subsidiary of Brookfield.

Item 5.	Interest in Securities of the Issuer

(a)-(b)                   As of the date hereof, Investments may be deemed to be the beneficial owner of 2,218,649 Units, and such Units constitute approximately 1.4% of the issued and outstanding Units based on the number of Units outstanding as of January 31, 2011. Assuming that all of the redeemable partnership units of Brookfield Infrastructure L.P. (“BILP”) were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, Brookfield may be deemed to be the beneficial owner of 43,445,572 Units and Partners may be deemed to be the beneficial owner of 45,684,516 Units, and such Units would constitute approximately 27.8% and 29.2%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of January 31, 2011.  The Units deemed to be beneficially owned by Brookfield include 43,396,642 redeemable partnership units owned by BILP Holding and 48,930 owned by wholly-owned subsidiaries of Brookfield, as set forth in footnote 1 above.  The Units deemed to be beneficially owned by Partners include 20,295 Units owned by Partners and the Units deemed to be beneficially owned by each of Brookfield and Investments.   Investments may be deemed to have the sole power to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units. Brookfield may hold the Units directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with each of Brookfield and Investments) to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 20,295 Units with respect to which it has sole voting and investment power. Brookfield holds, through BILP Holding, an aggregate of 43,396,642 redeemable partnership units of BILP. Such redeemable partnership units held indirectly by Brookfield represent 100% of the redeemable partnership units of BILP and approximately 27.8% of the Units.

(c)                                    Not applicable.

(d)                                   No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Units.

(e)                                  Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 3                                                   Implementation Deed dated as of August 23, 2010, among Brookfield Infrastructure Partners L.P., Prime Infrastructure Holdings Limited and certain other entities party thereto (incorporated by reference to Exhibit 2.1 to Form 6-K dated September 29, 2010 filed by Brookfield Infrastructure Partners L.P.).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 20, 2011

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jeffrey A. Haar
	Name:	Jeffrey A. Haar
	Title	Senior Vice President, Legal and Corporate Secretary

BAM INVESTMENTS CORP

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title	President

PARTNERS LIMITED

By:	/s/ Loretta M. Corso
	Name:	Loretta M. Corso
	Title	Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Marcel R. Coutu, Director	Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 — 7th Ave. S.W., Calgary, Alberta T2P 3N9, Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
Trevor J. Eyton, Director	c/o 130 Adelaide Street W., Suite 3303, Toronto, Ontario M5H 3P5, Canada	Corporate Director	Canada
Bruce J. Flatt, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
James Gray, Director	c/o 335 — 8th Avenue S.W., Suite 1700, Royal Bank Building, Calgary, Alberta T2P 1C9, Canada	Corporate Director	Canada
Robert J. Harding, Director	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Maureen Kempston Drakes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A1, Canada	Formerly GM Group Vice-President	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian D. Lawson	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer	Canada
Lance Liebman, Director	Columbia Law School, 435 West 116th Street, New York, New York 10027 — 7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A
Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada
G. Wallace F. McCain, Director	Maple Leaf Foods Inc., 30 St. Clair Ave. West, Suite 1500, Toronto, Ontario M4V 3A2	Chairman of Maple Leaf Foods Inc.	Canada
Frank K. McKenna, Director	TD Bank Financial Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Deputy Chair of TD Bank Financial Group	Canada
Jack M. Mintz, Director	University of Calgary, Suite 926, Earth Sciences Building, 2500 University Drive N.W., Calgary, Alberta T2N 1N4, Canada	Palmer Chair in Public Policy	Canada
George E. Myhal	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A
James A. Pattison, Director	The Jim Pattison Group, 1800 — 1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada
Samuel J.B. Pollock	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director	Canada

SCHEDULE II

BAM INVESTMENTS CORP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Howard Driman	4600 Bathurst St. Suite 315, Toronto, Ontario M5R 3V3	Director of Finance UIA Federations Canada	Canada
Brian D. Lawson	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Managing Partner and Chief Financial Officer Brookfield	Canada
Edward C. Kress	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada
R. Frank Lewarne	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Corporate Director	Canada
Frank N.C. Lochan	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Corporate Director	Canada
Ralph J. Zarboni	430 Norfinch Drive, Downsview, Ontario M3N 1Y4	Chairman and Chief Executive Officer The EM Group Inc.	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gordon E. Arnell, Director	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Chairman of Brookfield Office Properties Inc.	Canada
Jack L. Cockwell	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Robert J. Harding	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Edward C. Kress	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Timothy E. Price	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada